Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

NOTICE OF 2012 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2012 Annual General Meeting of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Thursday, 23 May 2013, at the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) or any adjournment thereof (the “AGM”) to consider and, if thought fit, approve the following matters:

ORDINARY RESOLUTIONS

1.	THAT the work report of the board of directors of the Company (the “Board”) for 2012 be and is hereby reviewed and approved;

2. THAT the work report of the supervisory committee of the Company (the “Supervisory Committee”) for 2012 be and is hereby reviewed and approved;

3.	THAT the audited financial statements of the Company for 2012 be and is hereby reviewed and approved;

4.	THAT the profits distribution proposal of the Company for 2012 be and is hereby reviewed and approved;

5.	THAT the financial budget proposal of the Company for 2013 be and is hereby reviewed and approved;

6.	THAT the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the PRC auditor to the Company for 2013 and authorization of the board of directors and the audit committee to determine its remuneration be and is hereby reviewed and approved; and

7.	THAT the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2013 and authorization of the board of directors and the audit committee to determine its remuneration be and is hereby reviewed and approved.

Notes:

(1)	For the purpose of determining the list of holders of H shares that are entitled to attend the AGM, the registers of members of the Company’s H shares will be closed from Tuesday, 23 April 2013 to Thursday, 23 May 2013 (both days inclusive), during which period no transfers of H shares will be registered. If any holders of H shares of the Company intend to attend the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, 22 April 2013. Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on Monday, 22 April 2013, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports. Holders of the A shares of the Company will be given a separate notice of the AGM.

(2)	The Board of the Company has proposed the payment of a final dividend for the year ended 31 December 2012 of RMB0.08 per share (pre-tax). If the final dividend is payable by the passing of Resolution No. 4 by the shareholders, it will be paid to the shareholders whose names appear on the registers of members of the Company on Monday, 3 June 2013.

According to the requirements of the Income Tax Law of the People’s Republic of China effective from 1 January 2008 and the implementation rules thereof and the Notice on the Issues concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders which are Overseas Non-resident Enterprises(     )(Guo Shui Han [2008] No. 897) issued by the State Administration of Taxation on 6 November 2008, the dividend for 2012 payable to the non- resident enterprise shareholders whose names appear on the registers of members of the Company’s H shares is subject to a withholding tax at a rate of 10%. Any shares registered in the name of the non-individual registered shareholders, including HKSCC Nominees Limited, other nominees or trustees and other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax of 10%.

According to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No. 045(     )(Guo Shui Han [2011] No. 348) issued by the State Administration of Taxation on 28 June 2011 and the Letter on the Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies issued by The Stock Exchange of Hong Kong Limited on 4 July 2011, when domestic companies other than foreign invested enterprises which issue shares in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax at a rate of 10%. When the Company distributes the 2012 final dividend to all individual holders of H shares whose names appear on the registers of members of the Company’s H shares on 3 June 2013, such dividend will be subject to the individual withholding tax at a rate of 10%. However, if otherwise provided by tax laws, relevant tax treaties or notices, the tax will be withheld in accordance with the relevant requirements and tax levy and administration requirements.

The registers of members of the Company will be closed from Wednesday, 29 May 2013 to Monday, 3 June 2013 (both days inclusive), during which period no transfer of shares will be registered. For any holders of H shares of the Company to be qualified for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, 28 May 2013.

(3)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(4)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(5)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority, must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(6)	Shareholders who intend to attend the AGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before Friday, 3 May 2013.

(7)	The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own travel, accommodation and other related expenses.

Registered address of the Company:

No. 1052 Heping Road

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25587920 or 86-755-25588146

Facsimile: 86-755-25591480

(8)	As at the date hereof, the board of directors of the Company comprises three executive directors, namely Mr. Li Wenxin, Mr. Shen Yi and Mr. Luo Qing; three non-executive directors, namely Mr. Sun Jing, Mr. Yu Zhiming and Mr. Li Liang; and three independent non-executive directors, namely Mr. Lo Mun Lam, Mr. Liu Xueheng and Ms. Liu Feiming.

By Order of the Board

Guo Xiangdong

Company Secretary

Shenzhen, the PRC

26 March 2013